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                                                                    Exhibit 99.2
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                     Redback Employee Patent Awards Program
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OBJECTIVE:    To kick-off the first year of the official Patent Program at
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              Redback Networks, the awards to Inventors who participate in the
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              Program will be in the form of Redback stock as outlined below.
              These awards are designed to encourage innovation and the activity necessary by Inventors to protect patentable ideas, so that Redback will have a viable Intellectual Property portfolio to help sustain its competitive edge.

SCOPE: This policy applies to all Redback Networks regular employees other than vice presidents.

POLICY:       The Redback Employee Patent Awards Program is intended to
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              encourage and reward employees who innovate in ways that create a competitive advantage for Redback. Employees who produce patentable technology and who then assist in the procurement of a patent covering the technology are recognized by this Program pursuant to the following process.

PROCESS: The inventors must complete an Invention Disclosure Form for each potential patent and submit it to the Patent Committee for review and potential acceptance by the Patent Committee. If the Patent Committee accepts the Invention Disclosure and decides to pursue patenting the invention, patent counsel will work with the Inventors to prepare a patent application. After the patent application has been filed with the Patent and Trademark Office
              (PTO), the Inventors will be required to provide such assistance as may be required during the process of obtaining the issued patent.

INVENTORS:    Employees who are recognized under the applicable legal rules as Inventors or co-Inventors will be identified as such in the patent application.

AWARDS: Patent Application Filing Award: Upon filing of the application with the PTO, the Inventors on the date of filing (filing receipt obtained), will receive a Patent Application Filing Award in the form of stock./1/

              If there are one to four Inventors listed on the patent application, each Inventor will receive 25 Shares of Redback Common Stock. If five or more Inventors are named on a single patent application, all of the Inventors will equally split 100 Shares of Redback Common Stock.

              Patent Issuance Award: If a patent is issued by the PTO, each of the Inventors will receive a Patent Issuance Award/1/ of 25 Shares of Redback Common Stock for each Inventor, for one to four named Inventors.

              If five or more Inventors are named on an issued patent, all of the Inventors will equally split 100 Shares of Redback Common Stock.

              Patent Recognition Activity: Additionally, each Inventor will receive a plaque with a replica of the first page of the patent. The company will also sponsor an annual celebration event for all of the Inventors who were named on a Redback patent that issued during the previous year.

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      /1/     All Award amounts reflected are net of taxes. An Inventor must be an active Redback employee (on Redback's payroll) at the time of patent application filing or patent issuance to receive either respective award. The stock will be granted to Inventors within one month of either the filing date of the patent application or the issue date of the patent. This Patent Awards Program is effective August 1, 2000 through August 1, 2001, however, is subject to change at the discretion of Redback Senior Management.